BRAMBLES

BRAMBLES INDUSTRIES PLC
CASSINI HOUSE 57-59 ST JAMES'S STREET
LONDON SW1A 1LD ENGLAND
TEL +44 (0)20 7659 6000
FAX +44 (0)20 7659 6001
www.brambles.com

02034754

24 May 2002

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

Re: Brambles Industries plc
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully,

Sandra Walters

Sandra Walters
Assistant Company Secretary

dlw 6/10

BRAMBLES INDUSTRIES ANNOUNCES CHANGE OF AUDITORS

In the last Annual Report Brambles stated that it would put its external audit to tender and would confine the tendering parties to its current auditors, Deloitte Touche Tohmatsu, PricewaterhouseCoopers and Andersen.

The Board has today approved the appointment of PricewaterhouseCoopers as auditors starting with the audit for 2001/02 year. The necessary regulatory approvals have been obtained.

In announcing the appointment of the new auditor, the Board confirmed its policy relating to the performance of non-audit work by auditors. Non audit work is prohibited where independence may be compromised or conflicts arise. Any proposals for the performance of non audit related work by PricewaterhouseCoopers will require prior consultation with and approval of the Audit Committee. Consultancy, IT implementation and internal audit work will not be performed by PricewaterhouseCoopers.

24 May 2002

For further information, contact:

London

Media:	Richard Mountain, Financial Dynamics	+44 (0) 20 7831 3113
Investor and Other:	Sue Scholes, Head of Investor Relations	+44 (0) 20 7659 6012

Sydney

All Enquiries:	Ron Burke Group General Manager, Corporate Affairs	+61 (0) 2 9256 5255
	Edna Carew Group Manager Communications	+61 (0) 2 9256 5204

The Brambles Industries Group is globally headquartered in Sydney, Australia.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

The Capital Group Companies, Inc.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

On behalf of its affiliates

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list appended

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

Not advised

8) Percentage of issued class

Not advised

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

N/A

11) Date company informed

24 May 2002

12) Total holding following this notification

100,979,710

13) Total percentage holding of issued class following this notification

13.95%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

Sandra Walters - 020 7659 6039

16) Name of authorised company official responsible for making this notification

Lorraine Young, Company Secretary

Date of notification 24 May 2002

Details of Registered Holders

Capital Guardian Trust Company		4.90%
State Street Nominees Limited	5,618,600	
Bank of New York Nominees	779,881	
Chase Nominees Limited	14,616,778	
BT Globenet Nominees Ltd.	197,000	
Midland Bank plc	6,305,800	
Bankers Trust	1,692,500	
Barclays Bank, Barclays Global Securities Services	667,300	
Citibank London	468,359	
Nortrust Nominees	4,488,900	
Royal Bank of Scotland	21,200	
MSS Nominees Limited	50,000	
Citibank NA	28,000	
ROY Nominees Limited	40,500	
Mellon Nominees (UK) Limited	477,790	
Total	35,452,608	

Capital International Limited		2.02%
State Street Nominees Limited	533,481	
Bank of New York Nominees	1,427,491	
Chase Nominees Limited	3,592,638	
Midland Bank plc	225,600	
Bankers Trust	2,984,269	
Barclays Bank, Barclays Global Securities Services	152,700	
Citibank London	96,426	
Morgan Guaranty	252,945	
Nortrust Nominees	2,645,096	
Royal Bank of Scotland	39,500	
MSS Nominees Limited	194,000	
State Street Bank & Trust Co	253,186	
Lloyds Bank	94,300	
Citibank NA	42,600	
Deutsche Bank AG	462,700	
HSBC Bank plc	685,100	
Northern Trust AVFC	220,400	
KAS UK	36,715	
Mellon Nominees (UK) Limited	299,000	
Bank One London	298,180	

FILE NO 82-5205

Clydesdale Bank plc	105,800	
Total	14,642,127	
Capital International S.A.		1.53%
State Street Nominees Limited	344,200	
Bank of New York Nominees	77,500	
Chase Nominees Limited	4,529,654	
Credit Suisse London Branch	83,000	
Midland Bank plc	1,296,300	
Barclays Bank, Barclays Global Securities Services	1,261,300	
Citibank London	36,000	
Nortrust Nominees	23,700	
Morgan Stanley	26,500	
Royal Bank of Scotland	2,425,226	
State Street Bank & Trust Co.	35,000	
National Westminster Bank	213,300	
Lloyds Bank	38,256	
RBSTB Nominees Ltd.	140,400	
Citibank NA	53,300	
Deutsche Bank AG	311,100	
HSBC Bank plc	189,140	
Total	11,083,876	
Capital International Inc.		0.10%
State Street Nominees Limited	128,498	
Bank of New York Nominees	97,586	
Midland Bank plc	35,500	
Deutsche Bank Mannheim	45,000	
Bankers Trust	19,000	
Citibank London	14,300	
Nortrust Nominees	290,000	
State Street Bank & Trust Co	82,000	
Deutsche Bank AG	30,000	
Total	741,884	
Capital Research and Management Company		5.40%
State Street Nominees Limited	4,031,993	
Chase Nominees Limited	35,027,222	
Total	39,059,215	

EuroPacific Growth Fund
4.29% 31,027,222